BY  EDGAR  &  FEDERAL  EXPRESS
U.S.  Securities  and  Exchange  Commission
100  F  Street  N.E.
Washington,  D.C.  20549
Mail  Room,  4561
Att:  Ms.  Maryse  Mills-Apenteng

                                        January  4,  2007


Re:     LocatePLUS  Holdings  Corporation
     Amendement  No.  1  to  Registration  Statement  on  Form  SB-2
     File  No.  333-138311

     Forms  10-QSB  for  the  quarterly  periods  ended
     March  31,  June  30  and  September  30,  2006
     File  No.  0-49957

Dear  Ms.  Mills-Apentung:

     This is in response to the Staff comment letter dated November 28, 2006 addressed to Mr. John Latorella, relative to the above - referenced filings. This letter accompanies Amendment No. 1 to the Registration Statement. Enclosed is a copy of Amendment No 1, marked to refer to the responses.

     We have updated the filing to reflect results of operations through September 30, 2006. We have also keyed our responses to the paragraphs of your letter quoted below, as follows:

     1. You indicate on the cover page and elsewhere in the prospectus that the registration statement relates to shares of common stock underlying convertible debentures, which will be acquired by Dutchess pursuant to the terms of the Debentures. However, your statement on Page 1 that this offering relates to shares of common stock "held by certain selling stockholders" suggests that the shares are currently outstanding and is inconsistent with the disclosure on page 9, which refers to shares that will be issued upon conversion of notes and warrants. Please revise to clarify whether the shares of common stock covered by the registration statement are currently outstanding.

     RESPONSE: The language has been modified as you suggested. See Pages 1 and 10.

2. Please tell us the total number of shares that were outstanding as well as the total number of shares that were held by non-affiliates of the company as of a date immediately prior to the closing of the transaction being registered.

     RESPONSE:  See  Page  36  for  this  information,



Selling  Security  Holders,  page  9
------------------------------------

3.     Please  ensure  that you have provided all of the information required by
Item 507 of Regulation S-B. Specifically, provide a detailed description of the transactions by which the Dutchess entities acquired the securities or provide a cross-reference to the detailed discussion of the terms of the transactions outlined in the plan of distribution. In this regard, please clarify your reference to an August 15, 2005 private offering on page 9.

     RESPONSE: The language on Page 10 has been modified to reflect this comment. There was no private offering involving the Dutchess debentures on April 15, 2005.

4. Consistent with the requirements of Item 507 of Regulation S-B, please identify by name Dutchess Private Equities Fund L.P. and Dutchess Private Equities Fund L.P. II as the selling security holders and identify the natural person or persons who have voting and/or investment control over each entity. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.


     RESPONSE: The language on Page 10 has been modified to reflect this comment.

5. Also include a materially complete description of any material relationship the selling security holders have or had with LocatePLUS within the past three years. Note that the offering and the securities held by the investors as a result of the offering should be described in the Form SB-2 as part of the "material relationships" contemplated by the form requirement.

     RESPONSE: Other than their investment in the registrant as described in the filing, the selling security holders have had no material relationship with the registrant in the last three years

6. Revise the table to provide all of the information specified by Item 507. For instance, disclose the amount of securities of the class owned by the selling security holders before the offering, the amount to be offered by the security holder covered by this registration statement and the amount and percentage (if the percentage is greater than one percent) of the class to be owned after the offering is complete.

     RESPONSE: The language on Page 10 has been modified to reflect this comment.

7. Please clarify your statement preceding the table on page 10 that the "prospectus relates to the resale of up to 2,546,000 shares" of your common stock and reconcile this statement with your disclosure in the table and the cover page of the prospectus, which indicate that the number of shares covered by the registration statement is 1,472,808 shares.



     RESPONSE:  The language on Page 10 has been corrected.

Plan of Distribution, page 10
-----------------------------

8. Provide a table that discloses the aggregate amount of securities issuable under the
Debenture agreement, assuming that the purchase price is 0%, 25%, 50%, and 75% discounted from the trading price of LocatePLUS's common shares as of the most recent practicable date.

     RESPONSE:  Please  see  the  table  on  Page  10.

9. Please include a risk factor regarding the relationship of Dutchess to LocatePlus, including the total amount that Dutchess holds, and the market-sensitive feature of these securities.

     RESPONSE:  Please  see  the  new  language  on  Page  7.

Principal  Stockholders,  page  36
----------------------------------

10. We reissue prior comment 8 from our letter dated August 16, 2006 in part. Your beneficial ownership table should be dated as of the most recent practicable date. We note that the table still has the dated of December 31, 2005 and does not name Dutchess as a greater than 5% beneficial owner.

     RESPONSE:  Please  see  the  revised  table  on  Page  36

Additional  Information,  page  42
----------------------------------

11. Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.


Part  II  Undertakings
--------  ------------

12. Because you do not appear to be relying on Rule 430A, please remove the undertaking that relates to Item 512(f) of Regulation S-B.

     RESPONSE:  The  undertaking  has  been  removed.

13. Please update the disclosure to include the currently required undertaking outlined in paragraph 512(g)(1) or (2), as applicable.

     RESPONSE:  Please  see  updated  Undertakings

Legality  Opinion
-----------------

14. We note that the opinion refers in the third paragraph to shares underlying warrants; however, the registration does not include warrant shares. Please advise.

     RESPONSE: The opinion has been revised to delete reference to the warrant shares.

15. Please remove from the first sentence of the last paragraph of the opinion the word "solely" and any implication that investors may not rely on the opinion. In this regard, the following sentence requiring written consent for reliance upon the opinion should also be eliminated.

     RESPONSE:  Please  see  revised  opinion.

16. We also note in the last paragraph that the opinion is limited to the laws of New York and Massachusetts and that "no opinion is expressed as to the laws of any other state jurisdiction." Because counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated, which in this case is Delaware law, this limitation is inappropriate and should be removed. Please revise the opinion accordingly.

     RESPONSE:  Please  see  revised  opinion.

Form  10-QSB for the fiscal quarter ended September 30, 2006 Disclosure Controls
------------------------------------------------------------ -------------------
and  Procedures
---------------

17. We note that your disclosure does not provide a conclusion of management as to the effectiveness of the disclosure controls and procedures. We further note that the same is true of all of your quarterly reports filed in 2006. Item 307 of Regulation S-B requires that you disclose the conclusions of the principal executive and financial officers, or persons performing similar functions, regarding the effectiveness of the company's disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange
                             --------------    --------------
Act, as of the end of the period covered by the report. While you provide a definition of disclosure controls and procedures and discuss the existing material weakness, you do not provide a conclusion of management that the disclosure controls were or were not effective as of the end of the period covered by each report. Please amend each of the quarterly reports filed in 2006 to provide the required disclosure.

     RESPONSE: Quarterly Report to be amended to reflect language included in this filing.

Please also provide risk factor disclosures in your Form SB-2 regarding your material weakness. Consider whether management's discussion and analysis disclosure is needed with respect to any material capital requirements needed to address this weakness.

     RESPONSE:  Please see Page 9 re: revised risk factor - material weaknesses.

18. We refer you to our prior letter dated August 23, 2005, relating to the disclosure required by Item 308(c) of Regulation S-B and your failure to conform your reports to the disclosure requirements. The above-cited quarterly report continues to state that there were no "significant" changes in internal control over financial reporting that occurred during the "current" quarter. Please therefore amend the September 30, 2006 quarterly report as well as the March 31 and June 30, 2006 quarterly reports to state, if true, that there were no
                                                                              --
changes  in  your internal control over financial reporting that occurred during
      -
the  last  fiscal quarter that materially affected, or were reasonably likely to
     --------------------
materially affect, your internal control over financial reporting. To the extent that changes were made during any of the relevant periods, please revise the
               ----
disclosure  accordingly.

     RESPONSE: Quarterly Quarterly Report to be amended to reflect language included in this filing.

19. Finally, confirm your understanding of this disclosure requirement and provide us with a representation that you will conform your future filings accordingly.

     RESPONSE: We have reviewed Item 308 (c) of regulation SB. Our understanding is that the reports should conform in language as well as substance to the requirements of the Rule. We represent to you that we will conform our future filings accordingly.

Acceleration  Request
---------------------

     We hereby request acceleration of the effectiveness of the Registration Statement to a date not later than January 11, 2007. In this connection we acknowledge to you as follows:

- Should the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action relating to the filing.
- The action of the Commission or the Staff, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
- The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If there is anything further you need, please do not hesitate to contact James Fields at (978) 921-2727 or myself at (617) 523-1960.


                                        Sincerely,

                                        Geoffrey  T.  Chalmers

Cc:  James  Fields